Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408	InspIR Group Susan Borinelli +1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for January 2026

Passenger traffic increased year-on-year by 15.0% in Colombia and 0.9% in México; decreased 2.1% in Puerto Rico

Mexico City, February 9, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for January 2026 reached a total of 6.7 million passengers, representing an increase of 3.6% compared to January 2025.

Passenger traffic showed year-on-year increases of 15.0% in Colombia and 0.9% in México, while it decreased 2.1% in Puerto Rico. Colombia's growth was driven by increases of 18.3% in domestic traffic and 5.2% in international traffic. Mexico experienced an increase of 2.5% in international traffic, while domestic traffic decreased by 1.2%. Puerto Rico saw a 1.8% increase in international traffic and a 2.6% decrease in domestic traffic.

All figures in this release reflect comparisons between January 1 to 31, 2026 and from January 1 to 31, 2025. Figures exclude transit and general aviation passengers in Mexico and Colombia.

Passenger Traffic Summary
	January		% Chg	Year to date		% Chg
	2025	2026		2024	2025
Mexico	3,714,152	3,748,437	0.9	3,714,152	3,748,437	0.9
Domestic Traffic	1,611,881	1,593,220	(1.2)	1,611,881	1,593,220	(1.2)
International Traffic	2,102,271	2,155,217	2.5	2,102,271	2,155,217	2.5
San Juan, Puerto Rico	1,216,168	1,190,578	(2.1)	1,216,168	1,190,578	(2.1)
Domestic Traffic	1,081,636	1,053,646	(2.6)	1,081,636	1,053,646	(2.6)
International Traffic	134,532	136,932	1.8	134,532	136,932	1.8
Colombia	1,495,926	1,719,734	15.0	1,495,926	1,719,734	15.0
Domestic Traffic	1,111,795	1,315,684	18.3	1,111,795	1,315,684	18.3
International Traffic	384,131	404,050	5.2	384,131	404,050	5.2
Total Traffic	6,426,246	6,658,749	3.6	6,426,246	6,658,749	3.6
Domestic Traffic	3,805,312	3,962,550	4.1	3,805,312	3,962,550	4.1
International Traffic	2,620,934	2,696,199	2.9	2,620,934	2,696,199	2.9

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Mexico Passenger Traffic
		January		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,611,881	1,593,220	(1.2)	1,611,881	1,593,220	(1.2)
CUN	Cancun	813,464	743,606	(8.6)	813,464	743,606	(8.6)
CZM	Cozumel	20,079	21,411	6.6	20,079	21,411	6.6
HUX	Huatulco	57,193	54,648	(4.4)	57,193	54,648	(4.4)
MID	Merida	278,728	315,955	13.4	278,728	315,955	13.4
MTT	Minatitlan	12,697	11,373	(10.4)	12,697	11,373	(10.4)
OAX	Oaxaca	137,055	132,765	(3.1)	137,055	132,765	(3.1)
TAP	Tapachula	47,190	43,803	(7.2)	47,190	43,803	(7.2)
VER	Veracruz	126,840	143,015	12.8	126,840	143,015	12.8
VSA	Villahermosa	118,635	126,644	6.8	118,635	126,644	6.8
International Traffic		2,102,271	2,155,217	2.5	2,102,271	2,155,217	2.5
CUN	Cancun	1,945,595	1,988,889	2.2	1,945,595	1,988,889	2.2
CZM	Cozumel	46,539	46,550	0.0	46,539	46,550	0.0
HUX	Huatulco	26,897	30,694	14.1	26,897	30,694	14.1
MID	Merida	37,753	41,433	9.7	37,753	41,433	9.7
MTT	Minatitlan	825	848	2.8	825	848	2.8
OAX	Oaxaca	26,551	27,760	4.6	26,551	27,760	4.6
TAP	Tapachula	1,333	2,222	66.7	1,333	2,222	66.7
VER	Veracruz	13,685	13,479	(1.5)	13,685	13,479	(1.5)
VSA	Villahermosa	3,093	3,342	8.1	3,093	3,342	8.1
Traffic Total Mexico		3,714,152	3,748,437	0.9	3,714,152	3,748,437	0.9
CUN	Cancun	2,759,059	2,732,495	(1.0)	2,759,059	2,732,495	(1.0)
CZM	Cozumel	66,618	67,961	2.0	66,618	67,961	2.0
HUX	Huatulco	84,090	85,342	1.5	84,090	85,342	1.5
MID	Merida	316,481	357,388	12.9	316,481	357,388	12.9
MTT	Minatitlan	13,522	12,221	(9.6)	13,522	12,221	(9.6)
OAX	Oaxaca	163,606	160,525	(1.9)	163,606	160,525	(1.9)
TAP	Tapachula	48,523	46,025	(5.1)	48,523	46,025	(5.1)
VER	Veracruz	140,525	156,494	11.4	140,525	156,494	11.4
VSA	Villahermosa	121,728	129,986	6.8	121,728	129,986	6.8

US Passenger Traffic, San Juan Airport (LMM)
	January		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,216,168	1,190,578	(2.1)	1,216,168	1,190,578	(2.1)
Domestic Traffic	1,081,636	1,053,646	(2.6)	1,081,636	1,053,646	(2.6)
International Traffic	134,532	136,932	1.8	134,532	136,932	1.8

Colombia Passenger Traffic Airplan
		January		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,111,795	1,315,684	18.3	1,111,795	1,315,684	18.3
MDE	Rionegro	830,333	1,007,953	21.4	830,333	1,007,953	21.4
EOH	Medellin	101,292	99,077	(2.2)	101,292	99,077	(2.2)
MTR	Monteria	134,917	159,326	18.1	134,917	159,326	18.1
APO	Carepa	12,303	14,750	19.9	12,303	14,750	19.9
UIB	Quibdo	27,781	31,877	14.7	27,781	31,877	14.7
CZU	Corozal	5,169	2,701	(47.7)	5,169	2,701	(47.7)
International Traffic		384,131	404,050	5.2	384,131	404,050	5.2
MDE	Rionegro	384,131	404,050	5.2	384,131	404,050	5.2
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,495,926	1,719,734	15.0	1,495,926	1,719,734	15.0
MDE	Rionegro	1,214,464	1,412,003	16.3	1,214,464	1,412,003	16.3
EOH	Medellin	101,292	99,077	(2.2)	101,292	99,077	(2.2)
MTR	Monteria	134,917	159,326	18.1	134,917	159,326	18.1
APO	Carepa	12,303	14,750	19.9	12,303	14,750	19.9
UIB	Quibdo	27,781	31,877	14.7	27,781	31,877	14.7
CZU	Corozal	5,169	2,701	(47.7)	5,169	2,701	(47.7)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeast of Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has a track record of outperforming U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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